Exhibit 99.1

Press Release

Sanofi announces changes to its Executive Committee

Paris, August 31st, 2023. Sanofi announces the following changes to its Executive Committee:

☐	Houman Ashrafian is appointed as Head of Research & Development, starting September 11th, 2023.
☐	Madeleine Roach is appointed Head of Business Operations, effective October 1st, 2023.
☐	Emmanuel Frenehard is appointed Chief Digital Officer, effective immediately.
☐	Bill Sibold, Head of the Specialty Care GBU will be leaving Sanofi to pursue an external opportunity. Brian Foard will lead the Specialty Care GBU ad interim, effective immediately.

Houman, Madeleine and Emmanuel will report to Sanofi’s CEO, Paul Hudson, and will be based in Paris, France. Brian, also reporting to Paul Hudson, will be based in Cambridge, US.

For the past 3 years, Sanofi has reshaped its discovery and development of therapeutics, built a robust pipeline and sharpened its research focus, employing cutting-edge therapeutic platforms and creating a culture that responds to the urgent needs of patients. As Sanofi’s new Head of Research & Development, Houman Ashrafian will be responsible for bolstering the company’s strategy to develop first or best-in-class medicines and growing the momentum of Sanofi’s pipeline in support of its emergence as a science-driven and innovation leader in the industry.

In this newly created role, Madeleine Roach will establish and lead the Business Operations Business Unit bringing together existing business service activities and driving further expansion of centralized services into a global unit with a focus on driving efficiency and productivity to fuel business growth and Sanofi’s investment in science. This new business unit will act as an enabler and operator of best-in-class business support capabilities across the company ensuring optimal cross-functional resource capacity and high-quality support across Sanofi´s full organization.

Emmanuel Frenehard, Chief Digital Officer, will lead Sanofi’s company-wide digital transformation and continue to push forward the company’s digital, data and technology strategy. Building on a solid foundation of digital tools and data, creating business value, developing the acquisition of new skills and promoting a digital and data driven culture, Emmanuel and his teams will notably support Sanofi’s goal to become the first biopharma company powered by artificial intelligence at scale, to accelerate innovation for patients and healthcare professionals.

Paul Hudson

Chief Executive Officer, Sanofi

“These new appointments, a healthy mix of internal promotions and a newcomer to Sanofi, bring three highly qualified global leaders with new insights and world-class expertise in their field. I am confident in their capacity to inspire our people, execute and deliver on our strategy and support our ambition to be an innovative, inclusive and scientifically driven leader.

On the science front, we have a bold strategy of first or best-in-class medicines and vaccines to fuel the growth of our company for the years to come. With almost 80 programs in clinical development and expecting to see the results of 27 readouts of early and mid-stage molecules over the next year, I am extremely pleased to see Houman Ashrafian joining our company. He brings a wealth of expertise as a scientist and in bringing high value transformational medicines from discovery to market. With Houman’s leadership and deep understanding of science, we aspire to make our R&D transformation sustainable. This is what we were aiming for when we laid out our strategy in 2019. With 5 positive read-outs in the first six months of 2023 only, including Dupixent in COPD, our commitment to Sanofi’s scientifically-driven roadmap couldn’t be any stronger”.

Houman Ashrafian – Executive Vice President, Head of R&D

Houman joins from SV Health Investors where he is Managing Partner of the global private equity and venture capital investment platform which has a special focus on biotechnology, healthcare growth equity, and medtech. He has a robust track record in building high value, successful companies in the healthcare space, that brought transformational medicines from discovery to market: he co-founded and chaired the biotechs Alchemab Therpeutics, Dualitas, Enara Bio, Mestag Therpeutics, Sitryx and Trex Bio. He was also member of the boards of Imbria, Prilenia and Therini Bio. Previously, he was Vice President and head of the Clinical Science Group at UCB with a main focus on precision medicine strategies and early clinical activities across the R&D portfolio. He also co-founded Cardiac Report, a cardiac services company, Heart Metabolics, Catamaran Bio, as well as Weatherden, a boutique clinical consultancy.

Houman is an Honorary Consultant Cardiologist at the John Radcliffe Hospital in Oxford, and a Visiting Professor at the University of Oxford in the U.K. He has received numerous prestigious awards and recognitions over the course of his career, including the Michael Davies Early Career Award from the British Cardiovascular Society and the Schuldham Prize. Houman has a bachelor’s and master’s degree from the University of Cambridge (U.K) and a BM BCh and DPhil from the University of Oxford (U.K).

Houman Ashrafian

“I am extremely excited to join a company with such an extraordinary and diverse multicultural heritage and an experienced team of drug hunters at such an important inflection point in Sanofi’s ability to generate outsized value for patients. The Play to Win strategy will continue to crystallise value through what I see as a single unified R&D organisation with hubs in France/EU & US and sites across the world. It is a great moment to join Sanofi as the company is more than ever at the cutting edge of drug development by living its commitment to science while also evolving its data and computational expertise to deliver better targeted medicines and vaccines to patients faster. I am fully committed to lead Sanofi’s efforts to create impactful drugs ever mindful of responsibilities to sustainability and global health”.

Madeleine Roach – Executive Vice President, Head of Business Operations

Madeleine joined Sanofi as Head of Internal Audit and Risk Management in 2022 from AstraZeneca, where she was Head of Global Finance Services Asia Pacific and Global Business Services Site Lead in Malaysia, delivering a wide range of top-quality business services to stakeholders across one of the most influential regions of AstraZeneca’s business, further expanding the site with the addition of value-add services and digitalization capabilities, whilst attracting top talent through strong employer branding. She previously held numerous positions in Finance and Global Business Services with growing responsibilities at AstraZeneca, in Germany and the UK. Prior to AstraZeneca, she was a Manager in the Finance Advisory Services practice at KPMG and worked as a consultant in Corporate Tax and Accounting Advisory Services at PricewaterhouseCoopers. Madeleine holds a BA (Hons) in Economics and Politics from the University of London, School of Oriental and African Studies.

Emmanuel Frenehard – Chief Digital Officer

Emmanuel joined Sanofi three years ago as Global Head of Digital. He subsequently held the positions of Global Head - Digital GBU teams, Global Head - Digital Products, and has also led Sanofi’s Digital Accelerator and digital commerce initiatives. Prior to Sanofi, Emmanuel spent 20 years leading large global organizations as well as three years in startups. He has built and launched multiple global digital products in support of existing and new business models. In particular, he managed iflix’s explosive adoption across Southeast Asia, and led the launch of DisneyLife, Disney’s direct-to-consumer digital subscription service in the UK.

Dr. Dietmar Berger who has successfully led Sanofi’s R&D team ad-interim over the last few months, will continue to serve as Chief Medical Officer and Global Head of Development contributing to accelerate the development of our enhanced pipeline.

Bill Sibold, EVP, Head of the Specialty Care GBU, will be leaving the company to pursue a new opportunity outside Sanofi. Bill joined Sanofi in 2011 and, since 2017 he has been leading the GBU and building Sanofi’s global leadership in Specialty care, with a focus on immunology, neurology, oncology and rare & rare blood disorders. Sanofi thanks Bill for his great leadership and contributions and wishes him well in his future endeavors.

While an internal and external search has already started to identify Bill’s successor, Brian Foard, currently Head of Specialty Care North America and U.S. Country Lead, will be taking the leadership of the Specialty Care GBU ad interim. With more than 20 years of specialty pharmaceutical experience, Brian joined Sanofi in 2017 and has been driving the successful launch of Dupixent in more than 50 countries across multiple indications and age groups prior to his current role.

Pictures available upon request.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward- looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.